UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                      NATURALLY ADVANCED TECHNOLOGIES, INC.
                      _____________________________________
                                (Name of Issuer)


              SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
               __________________________________________________
                         (Title of Class of Securities)


                                    63902D108
                                 ______________
                                 (CUSIP Number)


                                 KENNETH BARKER
                          1008 HOMER STREET, SUITE 402
                           VANCOUVER, BRITISH COLUMBIA
                                 CANADA V6B 2X1
                           TELEPHONE NO. 604.683.8582
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
 Communications)


                                DECEMBER 31, 2008
             _______________________________________________________
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[X] Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.                                                              63902D108
________________________________________________________________________________

1.   Names of Reporting Person:  Kenneth Barker
     I.R.S. Identification Nos. of above person (entities only): need
________________________________________________________________________________

2.   Check the Appropriate Box if a Member of a Group (SEE Instructions)
     (a) [ ]
     (b) [ ]
________________________________________________________________________________

3.   SEC Use Only:

________________________________________________________________________________

4.   Citizenship or Place of Organization

     U.S.
________________________________________________________________________________

Number of Shares Beneficially by Owned by Reporting Person With:

7.   Sole Voting Power: -0-

                                   (1)
8.   Shared Voting Power: 4,438,174


9.   Sole Dispositive Power: -0-

                                        (1)
10.  Shared Dispositive Power: 4,438,174

                                                                       (1)
11.  Aggregate Amount Beneficially Owned by Reporting Person: 4,438,174

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                                                              (2)
13.  Percent of Class Represented by Amount in Row (11): 13.44%

14.  Type of Reporting Person (SEE Instructions): IND

(1) This figure consists of: (i) 1,273,887 shares of common stock, of which 300,000 shares are held of record by Meriwether Investments LLC (of which Mr. Barker has a 50% equity ownership interest) and 964,287 shares are held of record by Meriwether Capital Partners LP (of which Mr. Barker has a 1/3 equity ownership interest in Meriwether Ventures, the general partnership which is the manager of Meriwether Capital Partners LP); (ii) 9,600 shares of common stock held of record by Abundanceforlife Living & Interiors, a company solely owned by Di Barker, the wife of Kenneth Barker, and who has sole dispositive and voting power over the shares of common stock; (iii) 200,000 Stock Options held of record by Meriwether Investments LLC exercisable into 200,000 shares of common stock at $0.50 per share expiring on May 15, 2009; (iv) 500,000 Stock Options held of record by Meriwether Investments LLC exercisable into 500,000 shares of common stock at $0.31 per share expiring on August 15, 2009; (v) 285,715 warrants held of record by Meriwether Capital Partners LP exercisable into 285,715 shares of common stock at $0.75 per share expiring on February 9, 2009; (vi) 428,572 warrants held of record by Meriwether Capital Partners LP exercisable into 428,572 shares of common stock at $0.75 per share expiring on February 9, 2009; (vii) 250,000 warrants held of record by Meriwether Capital Partners LP exercisable into 250,000 shares of common stock at $0.70 per share expiring on May 3, 2009; (viii) 1,000,000 Stock Options held of record by Meriwether Investments LLC exercisable into 1,000,000 shares of common stock at $0.75 per share expiring on August 24, 2010; and (ix) 500,000 Stock Options held of record by Meriwether Investments LLC exercisable into 500,000 shares of common stock at $1.45 per share expiring October 14, 2011.


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


CUSIP No.                                                              63902D108
________________________________________________________________________________

(2) Based on 30,827,046 shares of the Issuer's common stock issued and outstanding as of December 31, 2008.

The class of equity securities to which this statement relates is shares of common stock, par value $0.001 per share (the "Shares"), of Naturally Advanced Technologies, Inc. a corporation organized under the laws of the Province of British Columbia, Canada (the "Issuer"). The principal executive offices of the Issuer is 1008 Homer Street, Suite 402, Vancouver, British Columbia Canada
V6B 2X1.

ITEM 2.  IDENTITY AND BACKGROUND

A.  NAME OF PERSON FILING THIS STATEMENT:

    This statement is filed by Kenneth Barker (the "Reporting Person"). By signing this statement, the Reporting Person agrees that this statement is filed on his behalf.

B.  RESIDENCE OR BUSINESS ADDRESS:

    The business address of the Reporting Person is 1008 Homer Street, Suite 402, Vancouver, British Columbia, Canada V6B 2X1.

C.  PRESENT PRINCIPAL OCCUPATION AND EMPLOYMENT:

    The Reporting Person is the Chief Executive Officer and a member of the Board of Directors of the Issuer.

D.  CITIZENSHIP:

    United States

ITEM 3.

If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under Section 15 of the Act.

    (b) [ ] Bank as defined in Section 3(a)(6) of the Act.

    (c) [ ] Insurance company as defined in Section 3(a)(19) of the Act.

    (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

    (e) [ ] An investment adviser in accordance with Rule 13d- 1(b)(1)(ii)(E).

    (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

    (g) [ ] A parent holding company in accordance with Rule 13d-1(b)(ii)(G).


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


CUSIP No.                                                              63902D108
________________________________________________________________________________

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

    (j) [ ] Group in accordance with Rule 13d-1(c).

ITEM 4. OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities identified in item 1.

    (a) Amount beneficially owned.

                 (1)
        4,428,574

        (1) This figure consists of: (i) 1,273,887 shares of common stock, of which 300,000 shares are held of record by Meriwether Investments LLC (of which Mr. Barker has a 50% equity ownership interest) and 964,287 shares are held of record by Meriwether Capital Partners LP (of which Mr. Barker has a 1/3 equity ownership interest in Meriwether Ventures, the general partnership which is the manager of Meriwether Capital Partners LP); (ii) 9,600 shares of common stock held of record by Abundanceforlife Living & Interiors, a company solely owned by Di Barker, the wife of Kenneth Barker, and who has sole dispositive and voting power over the shares of common stock; (iii) 200,000 Stock Options held of record by Meriwether Investments LLC exercisable into 200,000 shares of common stock at $0.50 per share expiring on May 15, 2009; (iv) 500,000 Stock Options held of record by Meriwether Investments LLC exercisable into 500,000 shares of common stock at $0.31 per share expiring on August 15, 2009; (v) 285,715 warrants held of record by Meriwether Capital Partners LP exercisable into 285,715 shares of common stock at $0.75 per share expiring on February 9, 2009; (vi) 428,572 warrants held of record by Meriwether Capital Partners LP exercisable into 428,572 shares of common stock at $0.75 per share expiring on February 9, 2009; (vii) 250,000 warrants held of record by Meriwether Capital Partners LP exercisable into 250,000 shares of common stock at $0.70 per share expiring on May 3, 2009; (viii) 1,000,000 Stock Options held of record by Meriwether Investments LLC exercisable into 1,000,000 shares of common stock at $0.75 per share expiring on August 24, 2010; and (ix) 500,000 Stock Options held of record by Meriwether Investments LLC exercisable into 500,000 shares of common stock at $1.45 per share expiring October 14, 2011.

    (b) Percent of class.

        13.44%

    (c) Number of shares as to which the person has:

        (i)   sole power to vote or to direct the vote:

              -0-

        (ii)  shared power to vote or to direct the vote:

              4,438,174

        (iii) sole power to dispose or to direct the disposition of:

              -0-

CUSIP No.                                                              63902D108
________________________________________________________________________________

        (iv)  shared power to dispose or to direct the disposition of:

              4,438,174

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

        Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

        Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

        Not applicable.

ITEM 10.CERTIFICATION

        Not applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 4, 2009


                                    KENNETH BARKER


                                    /s/ KENNETH BARKER
                                    ____________________________________________
                                        Kenneth Barker




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